Exhibit 99.3

NIO Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NIO)

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Form of Proxy for Extraordinary General Meeting

to be held on June 3, 2021

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of NIO Inc. (the “Cofmpany”) of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.00025 per share, of the Company (the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at Building 20, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China on June 3, 2021 at 10 a.m. (local time), for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on May 7, 2021 (Eastern Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the EGM. Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to four votes, and each Class C ordinary share is entitled to eight votes. The quorum of the EGM is one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at the meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in the holder’s discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its executive offices at Building 20, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China, or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s executive offices (to the attention of: Capital Markets and Investor Relations) at Building 20, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the EGM.

NIO Inc.

(incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NIO)

––––––––––––

Form of Proxy for Extraordinary General Meeting

to Be Held on June 3, 2021

(or any adjournment(s) or postponement(s) thereof)

I/We, ________________________ of ____________________________, being the registered holder of ______________________ ordinary shares 1, par value US$0.00025 per share, of NIO Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting 2 or ________________________ of ____________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at Building 20, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China on June 3, 2021 at 10 a.m. (local time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	AS A SPECIAL RESOLUTION, THAT the Company’s Eleventh Amended and Restated Memorandum and Articles of Association (the “Current M&AA”) be amended and restated by the deletion in their entirety and by the substitution in their place of the Twelfth Amended and Restated Memorandum and Articles of Association, substantially in the form attached hereto as Exhibit A (the “Amended and Restated M&AA”).

Dated __________________________                                                 Signature(s) __________________________

[1]	Please insert the number and class (i.e., Class A or Class B or Class C) of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.
[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

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